NEWS RELEASE

Endeavour Grants Stock Options

Vancouver, Canada - June 15, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) announces as approved by the Board of Directors the grant of incentive stock options to directors, officers and employees to acquire up to 1,280,000 common shares at a price of $CA4.89 per share for a period of ten years ending on June 14, 2017.

Endeavour Silver Corp. (EDR: TSX, EDR.WT: TSX, EXK: AMEX, EJD: DBFrankfurt) is an emerging mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating silver mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico, should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Barry Devlin, Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.